
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Three Little Stooges Productions LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    California

    Date of organization
    May 12, 2016

Physical address of issuer
1415 Gardena Ave., Glendale, CA 91204

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Website of issuer
thethreelittlestooges.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2% (two percent) of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

Type of security offered
Revenue Participation Rights

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
October 18, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 19, 2017

FORM C

Up to $1,070,000.00

Three Little Stooges Productions LLC



Revenue Participation Rights

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Three Little Stooges Productions LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Participation Rights offered by the Company in a new motion picture entitled *The Three Little Stooges* (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive (a) a commission of seven percent (7%) of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering and (b) Revenue Participation Rights in a dollar amount that is equal to 2% (two percent) of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to the Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC, or the Intermediary, will also receive Revenue Participation Rights in a dollar amount that is equal to 2% (two percent) of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at thethreelittlestooges.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 19, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these

7

statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file an annual report electronically with the Securities & Exchange Commission and post the report on its website in accordance with Section 203(b)(1) of Regulation Crowdfunding, no later than April 30, 2018. The annual report will describe the status of *The Three Little Stooges* motion picture, including an accounting of revenues and expenses for The *Three Little Stooges* motion picture.

Once posted, the annual report may be found on the Company's website at: thethreelittlestooges.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Eligibility
The Company certifies that it is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Three Little Stooges Productions LLC (the "Company") is a California Limited Liability Company, formed on May 12, 2016, by C3 Entertainment, Inc. ("C3 Entertainment"), the owner of The Three Stooges brand and related intellectual property.

The Company's principal office is located at 1415 Gardena Ave., Glendale, CA 91204.

The Company's website is thethreelittlestooges.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Business

Three Little Stooges Productions LLC will produce *The Three Little Stooges* motion picture featuring the world-famous characters Larry, Moe, and Curly as 12- to 13-year-old boys engaged in hilarious comedy antics made famous by one of the greatest comedy teams ever — The Three Stooges. C3 Entertainment, the brand owner of The Three Stooges, has exclusively licensed the Company to produce, market and distribute the new film throughout the world. This is a family film intended for all ages and demographics with an MPAA rating of no more than PG.

The Business Plan

The Company has the exclusive license to produce, market, and distribute the next Three Stooges movie, presently titled *The Three Little Stooges*, which follows the 2012 release of *The Three Stooges* movie by 20th Century Fox Studios. That movie generated worldwide sales of more than $77 million, including nearly one million DVDs sold in the home entertainment market.[1] Our new film will now feature The Three Little Stooges as 12- to 13-year old Larry, Moe and Curly. We intend to take advantage of the robust fan base and worldwide recognition of The Three Stooges brand, as well as introduce younger generations to the physical action comedy made famous by The Three Stooges' unique style of humor. After auditioning many kids for the roles of 12- to 13-year-old Larry, Moe and Curly, we have cast the roles of the little stooges. The screenplay has been completed and the director selected. We are presenting this Offering to investors and The Three Stooges fans, to participate in this new film and help us raise the money necessary to meet a production budget of approximately $5.8 Million.

Once all financing is in place, we plan to begin production of the all new *Three Little Stooges* movie in the fall of 2017, and release the new film for worldwide marketing and distribution in 2018. The Company has entered into a distribution agreement with The Exchange, an international sales agent in Los Angeles, California. The Exchange has already begun pre-selling the new film into foreign territories. Once we begin production, we will engage in a social media plan to raise interest in the new movie. The Company has entered into a promotional agreement with Rocket Fizz Soda Pop and Candy Shops, a national soda pop and candy shop franchise brand in the U.S., to promote the new movie's release in all its stores across the country.

The Offering

Minimum amount of Revenue Participation Rights being offered	50,000

---

[1] We cannot assure you, however, that our *The Three Little Stooges* motion picture will generate comparable sales.

Total Revenue Participation Rights outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Revenue Participation Rights	1,070,000
Total Revenue Participation Rights outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 18, 2017
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	The Revenue Participation Rights carry no voting rights.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our new film has not yet been produced, marketed or distributed to the public, and thus no performance history or revenue has yet been generated from the new film. Based on the prior experience of C3 Entertainment with the well-known brand The Three Stooges and the fan base that exists for the popular comedy trio, we believe there is an audience for our new film, *The Three Little Stooges*. However, there can be no assurance we will produce a new film using the popular characters from The Three Stooges as young boys that will be successful with an audience for the new film. The financial performance of the new film will depend, at least in part, on the introduction, market acceptance and approval of The Three Little Stooges and the new film.

Production and distribution of motion pictures involve certain risks to investors.
Many things can go wrong in the production and/or distribution of a movie. Cast members or crew can become ill or absent, accidents on set can occur, among many other potential problems. The Company intends to acquire insurance to protect against loss, but cannot foresee all potential calamities. In addition, the entertainment business involves certain inherit risks associated with the release of motion pictures. Motion pictures are an art form and the creative process is an intangible that cannot be measured. Success of any new film is dependent on the audience's responsiveness to the film which may be unknown until the film is actually produced. Distribution, marketing and timing of release are important to the success of any new film, as well as outside factors and events that may be unknown or unpredictable, such as other

competing entertainment products, world events or natural disasters. The Company, therefore, cannot guarantee any success of *The Three Little Stooges* motion picture, and cannot warrant any return of investment or that any profits from the film will ever be realized.

The Company has no business aside from producing, marketing and distributing the new film, and we rely on external financing to undertake these tasks. The Company was formed solely for the purpose of producing, marketing and distributing our new film, *The Three Little Stooges*. The completion of this film is a precondition to our generation of any revenues. While we intend to generate revenue in the future from the movie, we cannot assure you when or if we will be able to do so. The Company relies entirely on external financing to produce the new film, and has no means to generate revenue until the new film is completed, released for distribution, and thereafter generates revenues. We anticipate, based on our current proposed production budget and distribution plans that, if the Maximum Amount is raised in this Offering, it should be sufficient to satisfy our contemplated cash requirements, assuming we are able to obtain additional debt financing to meet the requirements of the production budget, and that we do not otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements. However, we may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds through debt financing, such debt instruments may provide for rights, preferences or privileges senior to the Securities in this Offering. In addition, the terms of the debt instruments could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights, or grant licenses on terms that are not favorable to us. If adequate funds are unavailable, we may be required to delay, reduce the scope of or cease production, marketing or distribution of the new film. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company and our ability to complete and generate revenues from our new film.

The development and commercialization of motion pictures is highly competitive.
We face competition with respect to any motion picture that we may seek to develop or distribute. Our competitors include major studios and producers worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and may possess superior expertise in producing, marketing and distributing motion pictures and thus may be better equipped than us to commercialize and exploit motion pictures. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies, as well as finding talent for cast and crew. Accordingly, our competitors may commercialize motion pictures more rapidly or effectively than we are able to, which could adversely affect our competitive position, the likelihood that our new *The Three Little Stooges* motion picture will achieve market acceptance or our ability to generate revenues from this new film.

In general, demand for motions pictures is highly correlated with general economic conditions. A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we market our new film may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our competitors may have increased excess capacity as a result. An increase in excess capacity may result in decline of revenues generated from our new film.

Our new movie's success depends on the performance, experience and skill of our producers, writers, directors, cast and crew. The Company intends to locate and retain the best available people that are affordable within the confines of the production budget for our new film. The Company's casting director is experienced and well qualified to locate the best suited cast and crew for the new film. The unexpected loss of personnel in production of the new film can never be expected or predicted, but such events could adversely impact the production, marketing or distribution of the new film.

We expect that our feature film will be distributed worldwide. We expect that our future operations will be subject to the effects of global competition and geopolitical risks. They may also be affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with the release of our film in foreign markets in the future. While some of these global economic and political risks can be avoided, such attempts to mitigate these risks can be costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

The new film relies on various intellectual property rights, including trademarks, copyrights, and licenses. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and financial results of the new film. Any dispute or litigation regarding intellectual property involving the new film could be costly and time-consuming due to the complexity of the law in this area, the uncertainty of intellectual property litigation, and could divert the Company and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to make changes in the new film, which would be costly and time-consuming, and/or could subject us to an injunction against development, marketing and distribution of the new film. We may have to pay substantial damages; including damages for past infringement if it is ultimately determined that our new film infringes a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert our attention from other business concerns involving the new movie. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause the new film to be harmed. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Piracy of the Company's new film may decrease the revenues received from the sale of our movie and adversely affect our businesses. The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of *The Three Little Stooges* film. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in government regulation and unions could adversely impact our business. The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, various guilds and unions such as the Screen Actors Guild, or SAG, the Directors Guild, or DGS, and the Writers Guild, or WGA, dictate the manner in which we deal with members of such guilds or unions. Our new film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by our competitors. Legislation under consideration could entirely rewrite the principal regulatory statutes, and the FCC and/or Congress may attempt to change the classification of motion pictures, the way that motion pictures are regulated and/or the framework under which broadcast signals are carried, remove the copyright compulsory license and, thus, change the rights and obligations of our competitors. In addition, the guilds and unions that we work with are frequently changing the rules and requirements that we must comply with in the motion picture industry. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws. Changes in law, regulations, and union rules cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our ability to produce, distribute and generate revenues from our new film.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies. We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies for the distribution of our *The Three Little Stooges* film will affect our ability to generate revenues from this film. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our film in theaters and other traditional venues. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there could be a materially adverse effect on our business and the new film.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior. Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising to support our new film. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position, our business and the financial results of our new film.

Our success depends on consumer acceptance of our new film and we may be adversely affected if our movie fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase. We are creating *The Three Little Stooges* feature film. The success of this film depends substantially on consumer tastes and preferences that change in often unpredictable ways. Although we expect to capitalize on the historical success and brand recognition of and love for The Three Stooges, the success of *The Three Little Stooges* film will depend on our ability to create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market.

Risks Related to the Securities

The Revenue Participation Rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by The Three Little Stooges feature film.
If the film fails for any reason, is never produced or is abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces and distributes other films or obtains revenues from other sources since the Revenue Participation Rights only provide a right to share in the revenues of *The Three Little Stooges* feature film. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of a single film.

Your interest in the Revenue Participation Rights may be diluted by the interests of additional investors who may be brought in to fund the costs of the production of the film.
Your funds will be among the initial funds used to complete the production of the new film. We expect to fund the balance of the film's production budget through the incurrence of debt, among other means. As additional costs are incurred, we may be required to bring in more equity investors to cover those costs. Both the Purchasers participating in this Offering (you) and future investors, if any, who provide additional funding for the movie will share in a share of net proceeds (as that term is defined in the Offering) from the film, if any. Accordingly, your participation in such share of net proceeds could be diluted if more investors receive Revenue Participation Rights in the future. Furthermore, if the cost of producing the film is more than

expected, then a significant amount of additional investor funds may be needed and your percentage of revenue share could be significantly diluted.

The Revenue Participation Rights will not be freely tradable until one year from the initial purchase date. Although the Revenue Participation Rights may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Participation Rights. Because the Revenue Participation Rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Participation Rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in *The Three Little Stooges* motion picture. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER

FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Three Little Stooges Productions LLC was formed by C3 Entertainment on May 12, 2016 for the sole purpose of developing, producing, marketing, distributing and managing the all new *Three Little Stooges* Motion Picture. C3 Entertainment was originally formed in 1959 by The Three Stooges to manage the worldwide rights of The Three Stooges brand. C3 Entertainment has produced, licensed or managed hundreds of The Three Stooges products, including movies, television shows, home entertainment products, video games, advertising and many other merchandise applications all over the world. The heirs of The Three Stooges have continuously owned and managed the business of C3 Entertainment for the last 58 years.



A publicity still from The Three Stooges short film
We Want Our Mummy (1939)

Business Plan
We have acquired from C3 Entertainment the exclusive license to produce, market, and distribute the next The Three Stooges movie following the 2012 release of *The Three Stooges* movie by 20th Century Fox Studios. That movie was the No.1 comedy/family film its opening weekend and the No. 1 DVD title in its first week of release. Combining box office and

DVD/Blu-ray sales, the film grossed more than $77 million and sold over one million DVDs.[2]


The Three Stooges Movie (2012)

The Three Little Stooges characters have actually been around a long time. They appeared over 80 years ago with the original Larry, Moe and Curly.


Publicity still from The Three Stooges short film *Three Little Pigskins* (1934)

After a long hiatus, The Little Stooges characters appeared again as young boys for a brief time in C3 Entertainment's 2012 movie.

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[2] We cannot assure you, however, that our *The Three Little Stooges* motion picture will have similar success.


The Three Little Stooges in *The Three Stooges* movie (2012)

Following that successful effort, it was obvious we had to find a way to give the little guys their due. So, several years ago C3 Entertainment began working on the development of the Three Little Stooges in an all new film featuring Larry, Moe and Curly as 12- to 13-year old boys. The movie was conceived as an action comedy set in current times with the young stooges facing the challenges youths often face, except the Little Stooges address matters only the way Larry, Moe and Curly can. True to the characters of the Stooges, they surely would need help to maneuver through a complex modern world, and deal with such things as cell phones, computers and social media, so we gave them young Izzy. Izzy is a 12- to 13-year-old girl, and a social misfit much like the Little Stooges. She befriends the boys and becomes their confidant as together they struggle to survive in an elite snooty private school they mistakenly find themselves thrust into.

The Three Little Stooges will be a family film for all generations, kids as well as adults, along the lines of similar movies, such as *Home Alone, Dennis the Menace* and *The Little Rascals.* We expect that it will have a MPAA rating no greater than PG. C3 Entertainment located and retained an accomplished writer for the project, Harris Goldberg (*Deuce Bigalow: Male Gigolo, The Master of Disguise, Numb, The List, A Step toward Tomorrow*). Harris has written a wonderful script for C3 Entertainment featuring 12- to 13-year-old little Larry, Moe and Curly as *The Three Little Stooges.*

We set about to cast three young boys as the new Little Stooges in a nationwide talent search. Working with our Casting Director, Joey Paul Jones, we reviewed thousands of submissions, tapes, interviews and auditions for the young stooges until we narrowed our selection down to the final dozen candidates. We conducted further interviews and test screenings with the boys and finally arrived at our final selection of young actors to play little Larry, Moe and Curly in *The Three Little Stooges.* Before production begins, we will put the boys through an extensive "Stooge Camp" to train them to become little Larry, Moe and Curly. Our "Stooge Choreographer" from C3 Entertainment's last Three Stooges film, Mike Cerrone (*Me, Myself & Irene, The Three Stooges, Dumb & Dumber To*, and *Hall Pass*), will run Stooge Camp and the principal training of the boys to transform them into the Little Stooges.



Liam Dow (Larry)   Gordy De St Jeor (Moe)   Luke Clark (Curly)

We elected to make the new film as an independent film, meaning we are not working with one of the major studios to produce this movie. We wanted the Little Stooges to be more organic; the original Stooges themselves would have wanted their younger counterparts to be true to the original characters, and without studio interference and distraction. In other words, we have full control over the making of the movie and will decide what should or should not be done with the Little Stooges. No studio boss or marketing head will be dictating what to put in or take out of the film. In addition, the new film can be made less expensively than a "studio film" which makes it more likely to be profitable for investors involved in financing the new film. Through this Offering, we also have the opportunity to involve Three Stooges fans in the new film, and afford them the chance to contribute towards the making this new Stooges movie, and potentially make some money (Investors in this Offering can earn 20% interest on their investment, plus potentially more; see the section entitled "Securities," on page 28 below). While it is possible that after the film is completed, we will engage a major studio to help distribute the new film, such studio will not be involved in physical production of the film.

We interviewed a variety of directors to helm the making of the new film until we settled on Sean McNamara as our director. Sean McNamara is director and producer of the breakout hit *Soul Surfer* (Tri-Star Pictures). He also directed and produced films such as *Spare Parts* (Lionsgate), *The Moon and the Sun* (Focus Features), *Raise Your Voice* (New Line Cinema), *Hoovey*, and *Field of Lost Shoes*. We felt Sean had the right temperament and experience from working on other kid's movies, and shared a passion for making a great *Three Little Stooges* movie.


Sean McNamara

After considering all the factors involved with the production of the new film, and consulting with other experienced producers involved in producing motion pictures similar to this film, we carved out a production budget for *The Three Little Stooges* movie of $5.8 million. This is an approximate number based on our best estimate of costs and expenses for approximately thirty days of production on the new film. The breakdown of the budget is as follows:

- Story development, rights, and writing of the screenplay (~$300,000)
- "Above-the-line" expenses associated with Producers, Directors, cast, travel, and lodging (~$2,000,000)
- "Below-the-line" expenses for production, crew, cameras, set design and construction, lighting, sound, electrical, costumes, make-up, location, and travel expense (~$3,000,000)
- Post production assembly and editing, music, effects, insurance, legal, accounting, finance costs, and contingency (~$500,000)

We are presenting this Offering to investors and Three Stooges fans to participate in our new film and help us raise the money necessary to meet the production budget of approximately $5.8 Million. Once complete financing is in place for the entire budget to produce the new film, we will commence plans to produce the movie as we move forward with finalizing casting and crew, and training of the Little Stooges. We expect to commence production of *The Three Little Stooges* Movie in the fall of 2017. Physical production of the film will be at a location that affords us film production incentives to lower our costs, such as states like Georgia, Ohio or Louisiana, as well as parts of Canada.

Any additional funding required to meet the film budget will come from loans, deferment of certain costs and expenses, and money resulting from tax credits and benefits secured from the film's production location. Additional equity funding may also be raised if necessary and feasible, including through the sale of additional Revenue Participation Rights. There can be no assurance that the Company will be able to raise these additional funds on acceptable terms, if at all.

With production of the new film expected to be completed later in 2017, we will proceed with post production editing and assembly of the movie in order to release *The Three Little Stooges* motion picture for worldwide marketing and distribution at an optimum date in 2018. (For example, we obviously would not want to release our new film on the same weekend as the new Star Wars movie).

TIMELINE

We plan to distribute *The Three Little Stooges* Motion Picture in both domestic and foreign markets. We have already begun to implement our distribution plan. In 2016, C3 Entertainment entered into a distribution agreement with The Exchange, an international sales agent and distributor in Los Angeles, California. The Exchange immediately began planning to market and pre-sell the new film into foreign countries all over the world. Even though the new film has not yet been produced, the story of *The Three Little Stooges* motion picture was well received at foreign film festivals, such as Berlin and Cannes, and certain territories for the new film have already been presold. Once the movie is produced, we will look to engage a domestic partner for a theatrical release of the new film, as well as ancillary distribution, such as DVDs, pay television and digital applications.

We intend to vigorously market our new film by taking full advantage of the large and loyal Three Stooges fan base, as well as the worldwide recognition of the famous The Three Stooges brand. The Three Stooges Brand has a robust social media presence, including more than one million followers on Facebook. Beyond the existing Three Stooges followers, we want to reach new fans and introduce younger generations to the funny physical action comedy made famous by The Three Stooges and their unique style of humor. Promotional partners can also play an important part in marketing the new movie. We are excited that Rocket Fizz Soda Pop and Candy Shops has agreed to join with us to promote *The Three Little Stooges* motion picture with in-store banners and promotional materials in all its stores across the country, including a new exclusive Little Stooges branded soda pop.

Our ultimate goal is to simply bring laughter and joy to audiences all over the world with the kids' version of the classic Three Stooges brand of comedy and humor that millions of fans have come to love and enjoy.

History of the Business

Three Little Stooges Productions LLC was formed on May 12, 2016 by C3 Entertainment, the sole member of the Company, for the purpose of developing, producing distributing and merchandising *The Three Little Stooges* motion picture.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Three Little Stooges Movie	Motion Picture featuring Larry, Moe and Curly as 12- to 13-year-old young boys.	Family and kids ages six to 14, and Three Stooges fans of all ages.

Competition

The Company's primary competitors are family-friendly comedy movies, as well as other entertainment options, such as television, video games and sporting events.

There are many entertainment options available to consumers today that compete for audiences. However, movies are somewhat unique in that there can only be one *Three Little Stooges* movie, and in that sense, it stands apart for the millions of Three Stooges fans we expect may want to see this new film.

Supply Chain and Customer Base

The Three Little Stooges movie will target the millions of Three Stooges fans all over the world as well as families and kids ages six to 14 that enjoy family-friendly comedy films.

Intellectual Property and Research and Development

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
License for the use of The Three Stooges Brand	Motion Pictures, Television and Digital Media	The Three Stooges and The Three Little Stooges	September 16, 2011	May 8, 2012	USA

Copyright Registrations

Registration #	Title	Description	Registration Date
PA 1-985-155	The Three Little Stooges	Original Screenplay	June 22, 2015

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
C3 Entertainment, Inc.	Three Little Stooges Productions LLC	License for the use of The Three Stooges Brand	June 22, 2025

The License Agreement with C3 Entertainment licenses to the Company the rights to use The Three Stooges brand and trademarks in order to make the *The Three Little Stooges* motion picture and the rights to the copyrighted screenplay written by Harris Goldberg entitled *The*

Three Little Stooges, and contracts for the producer services of C3 Entertainment to produce the new film. C3 Entertainment will receive a license fee from the Company of $250,000.

Governmental/Regulatory Approval and Compliance

We are not subject to any material governmental regulations.

Litigation

We are not a party to any litigation.

Managing Entity

The Company is operated by the following managing entity, which is the sole member of the Company:

Name	Description	Years in business	Management fee
C3 Entertainment, Inc.	C3 Entertainment is a premier entertainment and media company engaged in motion picture, television, digital, and home entertainment production and worldwide distribution, as well as licensing and brand management of world-famous classic brands and personalities. C3 Entertainment is The Three Stooges brand owner. It most recently produced The Three Stooges Movie (2012) released by 20th Century Fox Studios, The Three Stooges 75th Anniversary Special (2007) for NBC, and The Three Stooges (2003) biopic for ABC. Upcoming Three Stooges projects include an animated series and follow-up to the 2012 feature film.	58	If the film is produced, C3 Entertainment will receive license fees, reimbursement of development and script costs, and will serve as Producer of the film for a producer fee consistent with industry standards, which is generally in the range of 3-5% of the production budget.

Other

The Company's principal office is located at 1415 Gardena Ave., Glendale, CA 91204

Because this Form C focuses primarily on information concerning the Company and the new movie rather than the motion picture industry, potential Purchasers may wish to conduct their own separate investigation of the motion picture industry to obtain greater insight in assessing the new film's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$74,900
Legal, Accounting, and Offering Fees	10.00%	5,000	.47%	5,000
Production Costs	83.00%	$41,500	92.53%	$990,100
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

All proceeds (net of Intermediary fees) will go towards production, marketing and distribution of *The Three Little Stooges* motion picture

The Company does not have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

The Company is managed by its sole member, C3 Entertainment.

Name
Earl Benjamin

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President and CEO of C3 Entertainment and responsible for the management of the Company since its formation on May 16, 2016. Mr. Benjamin is the Executive Producer of *The Three Little Stooges* motion picture and oversees all operations of the Company. At the present time, there are no other directors, officers or employees of the Company.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Benjamin has been President and CEO of C3 Entertainment since 1998, the worldwide rights holder to The Three Stooges brand, and oversees all operations of C3 Entertainment as its Chief Executive Officer, including the production and distribution of The Three Stooges movies,

television shows, home entertainment products, and the worldwide licensing of The Three Stooges brand

Education
Ohio University, B.A. University of San Diego, School of Law. J.D. Member of the California State Bar

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Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

The Company is managed by its sole member, C3 Entertainment. Mr. Earl Benjamin is President and Chief Executive Officer of C3 Entertainment.

Decision	Person/Entity
Issuance of additional Securities	Managing Member (C3 Entertainment)
Incurrence of indebtedness	Managing Member
Sale of property, interests or assets of the Company	Managing Member
Determination of the budget	Managing Member
Determination of business strategy	Managing Member
Dissolution of liquidation of the Company	Managing Member

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees and is managed by Earl Benjamin, the President and Chief Executive Officer of C3 Entertainment, the Company's managing member.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	one (1) unit of LLC membership interest
Voting Rights	C3 Entertainment, which owns 100% of Three Little Stooges Productions LLC, has complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Revenue Participation Rights issued pursuant to Regulation CF	The Revenue Participation Rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. Accordingly, holders of the membership interests are the only persons entitled to vote or participate in any way in the business and affairs of the Company.
Percentage ownership of the company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding: None

Valuation
This Offering is for Revenue Participation Rights in the new film, *The Three Little Stooges,* and there is no value ascribed to the Revenue Participation Rights in this Offering.

Ownership
The Company is owned and controlled by its managing member. The managing member is C3 Entertainment which is owned and controlled by its shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
C3 Entertainment, Inc.	100.0%

The Purchasers are purchasing Revenue Participation Rights. These rights will entitle the Purchasers to participate in a share of the revenues from the new film. The Purchasers are not acquiring membership interests or other equity interests in the Company and will not own any percentage of the Company following the Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We have not commenced production of our new film, and therefore we have not yet commenced operations or generated any revenues, earnings or cash flow. Film production is expected to begin in the Fall 2017 and the film is expected to be released in 2018. The Company does not expect to achieve profitability with the new film before it is released for distribution. Management expects to execute the strategies enumerated in this Offering statement and the executive summary that is attached hereto as Exhibit B.

The Company does not currently require any material amount of capital to sustain operations.

Liquidity and Capital Resources

The proceeds of the Offering are not necessary to the existing operations of the Company, but will be necessary for the Company to execute its business plan to produce, market and distribute The Three Little Stooges Motion Picture.

The proceeds of the Offering will be necessary for the Company to commence production of the new *The Three Little Stooges* film, and thereafter for marketing and distribution of the new film. However, the proceeds of the Offering will not be enough to complete production, marketing and distribution of the new film. The Company will require additional financing in excess of the proceeds from the Offering in order to meet the budget for production of its new film, and thereafter for marketing and distribution of the new film. The Company in its sole discretion will explore all options to complete the financing for the new film, including but not limited to debt financing, tax incentives for production services in certain locations, deferments of certain costs and production expenses, and additional equity financing. There can be no assurance that the Company will be able to raise these additional funds on acceptable terms, if at all.

The Company has also incurred obligations to various service providers for legal, accounting, marketing and other services in connection with this Offering in an amount not greater than

$5,000. These obligations will be paid out of the proceeds of this Offering. See "Use of Proceeds."

Capital Expenditures and Other Obligations
The Company has not made any material capital expenditures since its formation in May 2016.

The Company intends to make the following material capital expenditures in the future:
The Company will commence funding the production of the movie pursuant to the production budget only if financing for the movie is completed.

Material Changes and Other Information Trends and Uncertainties
The entertainment business and the production of motion pictures are an art form involving creative elements that contain inherent risks that are often unpredictable and uncertain. Please review the Risk Factors for this Offering set forth above.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Revenue Participation Rights in *The Three Little Stooges* motion picture. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 18, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The minimum amount that a Purchaser may invest in the Offering is $100.00. The price of the Securities was determined arbitrarily and does not necessarily bear any relationship to *The Three Little Stooges* motion picture's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the Revenue Participation Rights.

In order to purchase the Securities you must make a commitment to purchase by completing the Financing Agreement, a copy of which is attached hereto as Exhibit C. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Financing Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

The following is a description of the compensation being paid to the Intermediary in connection with the Offering.

Commission/Fees
7.0% of the amount raised in this Offering.

Stock, Warrants and Other Compensation
The Intermediary will receive Revenue Participation Rights in a principal amount that is equal to 2% (two percent) of the aggregate dollar amount of all Revenue Participation Rights issued in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

Below is a summary of your potential return on Revenue Participation Rights purchased in this Offering for your convenience only, and should not be relied on. For more precise and exact description of these rights, you should refer to the specific language set forth in the Financing Agreement included with this Form C as Exhibit C.

At the initial closing of this Offering (if the Minimum Amount is sold), the only securities that will be outstanding are our membership interests and the Revenue Participation Rights that we sell in this Offering.

The material terms of the Revenue Participation Rights are as follows:

The Revenue Participation Rights are being created through the entry by the Purchaser and the Company into a Financing Agreement. Under the Financing Agreement, the Purchaser is agreeing to provide funds to the Company for the purpose of producing, completing and delivering the motion picture presently entitled *The Three Little Stooges* (the "Picture"), which will be produced by the Company.

Pursuant to the Financing Agreement, the Company agrees to be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity financiers (the "Additional Equity Financiers") and other sources (together, the "Additional Financiers").

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchasers have received an amount equal to one hundred twenty percent (120%) of the Purchasers' financing contributions and the Additional Equity Financiers have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

- Following such time, if ever, as the Purchasers have recouped an amount equal to one hundred twenty percent (120%) of the Purchasers' financing contributions and the Additional Equity Financiers have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows:

  a. fifty percent (50%) to Producer ("Producer's Net Proceeds"); and

  b. fifty percent (50%) to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.

  c. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the Picture, now known or hereafter devised, worldwide, and throughout the length of the copyright to the Picture. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the Picture
- Any amounts used to fund production costs of the Picture

- Any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

- Tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;
- Actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;
- Ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
- Actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);
- Actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.);
- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts required to be withheld by law;
- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;
- Any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;
- Any amounts used to repay loans received in connection with the production of the Picture;
- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);
- Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and
- Any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

The Purchasers are only entitled to a return on their investment from the revenues of the Picture. They will not be entitled to any return on their investment from other revenues generated by the Company. Specifically, the Purchasers will not be entitled to any share in the revenue of any other business of the Company, including but not limited to other motion pictures which may or may not be related to the Picture produced and distributed or licensed by the Company.

The Purchasers are hereby informed that (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to the Purchasers all or any part of the Purchaser financing contributions; (iv) investments in the motion picture industry involve a high degree of risk, including the risks set forth on the Risk Factors section above.

The Company will file an annual report electronically with the Securities & Exchange Commission and post the report on its website in accordance with Section 203(b)(1) of Regulation Crowdfunding, no later than April 30, 2018, which shall describe the status of *The Three Little Stooges* motion picture, including an accounting of revenues and expenses for *The Three Little Stooges* motion picture.

Voting and Control

The Securities do not grant you any ownership rights in *The Three Little Stooges* motion picture. Instead, Revenue Participation Rights grant you certain rights to participate in revenues generated from the distribution and sale of the new film. The Securities have no voting rights.

The following table sets forth who has the authority to make certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Managing Member
Appointment of the Officers of the Company	Managing Member

The Company does not have any voting agreements in place. The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Other Material Terms
The Company does not have the right to repurchase the Revenue Participation Rights.

Restrictions on Transfer
Any Securities purchased pursuant to Regulation CF, including the Securities being offered in the Offering, may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the Securities and Exchange Commission or 4) to a member of the family of the Purchaser or the

equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Revenue Participation Rights.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company is licensing from C3 Entertainment, its managing member, certain rights to the Three Stooges brand in order to produce the Picture, as indicated below:

Intellectual Property

Related Person/Entity	C3 Entertainment
Relationship to the Company	C3 Entertainment is the managing member of Three Little Stooges Productions LLC
Total amount of money involved	$250,000.00 license fee
Benefits or compensation received by related person	If the film is produced, C3 Entertainment will receive license fees, reimbursement of development and script costs, and will serve as Producer of the film for a producer fee consistent with industry standards, which is generally in the range of 3-5% of the production budget.
Benefits or compensation received by Company	The Company is licensed to use The Three Stooges brand and trademarks in order to make the movie, obtains the rights to the copyrighted script entitled The Three Little Stooges, and utilize the producer services of C3 Entertainment.
Description of the transaction	C3 Entertainment License Agreement to produce The Three Little Stooges Movie

Current Interest in Property

Related Person/Entity	C3 Entertainment
Relationship to the Company	C3 Entertainment is the managing member of Three Little Stooges Productions LLC
Total amount of money involved	$250,000.00 license fee

Benefits or compensation received by related person	If the film is produced, C3 Entertainment will receive license fees, reimbursement of development and script costs, and will serve as Producer of the film for a producer fee consistent with industry standards, which is generally in the range of 3-5% of the Production Budget.
Benefits or compensation received by Company	The Company is licensed to use The Three Stooges brand and trademarks in order to make the movie, obtains the rights to the copyrighted script entitled The Three Little Stooges, and utilize the producer services of C3 Entertainment
Description of the transaction	C3 Entertainment licenses to the Company the rights and interest to make, market and distribute the movie. C3 Entertainment retains ownership in the characters of The Three Stooges.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Earl Benjamin
(Signature)

Earl Benjamin
(Name)

President and CEO of C3 Entertainment Inc., the Managing Member of Three Little Stooges Productions LLC
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Earl Benjamin
(Signature)

Earl Benjamin
(Name)

President, CEO of C3 Entertainment Inc., the Managing Member of Three Little Stooges Productions LLC
(Title)

07/19/2017
(Date)

EXHIBITS

Exhibit A Financial Statements
Exhibit B Company Summary
Exhibit C Financing Agreement
Exhibit D Subscription Agreement
Exhibit E Adjusted Gross Proceeds Waterfall
Exhibit F Investor Pitch Deck
Exhibit G Video Transcript
Exhibit H Webinar Transcript

EXHIBIT A
Financial Statements



Three Little Stooges Productions, LLC

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
    Three Little Stooges Productions, LLC:

We have reviewed the accompanying financial statements of Three Little Stooges Productions, LLC (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations, changes in members' equity and cash flows for the period from May 12, 2016 ("Inception") through December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
July 1, 2017

THREE LITTLE STOOGES PRODUCTIONS, LLC
Balance Sheet
December 31, 2016
(Unaudited)

Assets

Cash and cash equivalents	$	-
Total assets	$	-

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-

Members' equity

Members' equity		-
Total members' equity		-
Total liabilities and members' equity	$	-

See accompanying notes to the financial statements and independent accountants' review report.

THREE LITTLE STOOGES PRODUCTIONS, LLC
Statement of Operations
For the period from Inception (May 12, 2016) through December 31, 2016
(Unaudited)

Revenues	$	-
Operating expenses		
General and administrative		-
Total operating expenses		-
Income (loss) before income taxes		-
Income tax expense		-
Net income (loss)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

THREE LITTLE STOOGES PRODUCTIONS, LLC
Statement of Changes in Members' Equity
For the period from Inception (May 12, 2016) through December 31, 2016

Balance at May 12, 2017 (unaudited)	$	-
Net income (loss)		-
Balance at December 17, 2017 (unaudited)	$	-

See accompanying notes to the financial statements and independent accountants' review report.

THREE LITTLE STOOGES PRODUCTIONS, LLC
Statement of Cash Flows
For the period from Inception (May 12, 2016) through December 31, 2016
(Unaudited)

Cash flows from operating activities:	
Net income (loss)	$ -
Net cash provided by (used in) operating activities	-
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Cash contribution from members	-
Net cash provided by financing activities	-
Net increase in cash	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental disclosure of cash flow information	
Income taxes paid	$ -
Interest paid	$ -

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 - Nature of Business

Three Little Stooges Productions, LLC ("the Company") was formed as a limited liability Company under the laws of the state of California on May 12, 2016.

The Company was formed for the development and production of a motion picture entitled The Three Little Stooges film under The Three Stooges brand film franchise (the "Motion Picture"). The Motion Picture is intended to be available for distribution in the worldwide theatrical, home entertainment, digital, television and other markets.

The Motion Picture has not yet been produced and therefore The Company has not had any operations since May 12, 2016 ("Inception") through December 31, 2016.

Note 2 – Liquidity and Capital Resources

The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the entertainment business, and rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties associated with the development and production of Motion Pictures.

To fund development and production of the Motion Picture, the Company would have to raise funds through issuance of equity or Revenue Participation Rights in the Motion Picture. The Company's ability to generate positive cash flows from the Motion picture depends on a variety of factors, including the continued development and successful marketing of the Company's offering. In the event the Company does not raise sufficient capital, or the Motion Picture does not perform as intended, return on the Revenue Participation Rights in the Motion Picture may be severely limited or lost.

Note 3 - Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Note 3 - Significant Accounting Policies *(continued)*

Revenue recognition
Revenue will be recognized from the distribution of the feature film in theaters and in post-theatrical markets such as home entertainment, digital, pay and free broadcast television, as well as other ancillary markets.

Income taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review
Management of the Company has evaluated subsequent events through July 1, 2017, the date the financial statements were available to be issued.

Recent accounting pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4– Members' Capital

On May 15, 2016, C3 Entertainment, Inc., the sole member, signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. The Operating Agreement allows for additional members with the prior written consent of C3 Entertainment, Inc. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
C3 Entertainment, Inc. is the sole manager of the Company.

Distributions
Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Note 4– Members' Capital *(continued)*

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 5– Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 6– Subsequent Events

On May 4, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,070,000 of financial interests through a film financing agreement to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

In 2017, the Company entered into a license assignment agreement ("The Agreement") with C3 Entertainment, Inc. The Agreement assigned the licensing of all media rights and copyrighted screenplay of the Three Little Stooges brand to the Company for the purposes of producing and distributing the new motion picture.

EXHIBIT B

Company Summary



Company: Three Little Stooges Productions LLC

Market: Film

Product: *The Three Little Stooges*

Company Highlights

- *The Three Little Stooges* movie features Larry, Moe, and Curly as 12- to 13-year-old boys
- All new Three Stooges comedy from the Executive Producers of the last Three Stooges movie (2012)
- New film to be directed by notable filmmaker Sean McNamara (*Soul Surfer, Spare Parts*)
- The last Three Stoog*es* movie, which was released in 2012, was the No. 1 comedy/family film its opening weekend[i] and the No. 1 DVD title in its first week of release; combining box office and DVD/Blu-ray sales, the film grossed over $77 million and sold over one million DVDs[ii]
- The budget for production of *The Three Little Stooges* movie is $5.8 million
- Anticipated worldwide release for Summer to late 2018
- The Three Stooges® franchise already has a strong online and social media presence; its social platforms were accessed by over 65 million users in 2016, with videos on its Facebook page alone receiving over 65 million views

PERKS

*You are investing in Revenue Participation Rights in this offering. Perks are meant to be a thank you from the company for investing. The perks below are inclusive of lower dollar amount perks, except where otherwise noted. Travel and related expenses are not included. Shipping, where applicable, is included for domestic and international addresses.

$150 - Thanks, Pal: A Special Thank You posted on The Little Stooges website, thethreelittlestooges.com.

$250 - The Little Stooges Special: Your very own DVD copy of the new *Three Little Stooges* movie with autographed cover by the Little Stooges, and special Little Stooges Lanyard.

$500 - Woob, Woob, Woob! Pack: The above DVD plus an autographed 24x36 *The Three Little Stooges* Movie Poster.

$2,500 - Stooge for life Pack: All of the above goodies plus *The Three Little Stooges* exclusive T-shirt and a limited edition *Three Little Stooges* Fidget Spinner toy.

$5,000 - Knucklehead Swag Pack: All of the above goodies plus a special thank you with your name in the film credits, exclusive Little Stooges mug, and *The Three Little Stooges* exclusive tote bag to carry all your cool SWAG.

$10,000 - Nyuk! Nyuk! Nyuk! Pack: All of the above goodies plus a special SHOUT OUT to you from the Little Stooges over social media, and personalized thank you video.

$25,000 - Hollywood Big Shot Pack: All of the above goodies plus Associate Producer film credit, 4 tickets to the Red Carpet World Premiere of the Movie, meet and greet with principal cast and take your own selfies with them. Lodging and Travel to event not included.

$30,000 - Pie Ala Moe: Can you take a pie? All of the above goodies plus The Little Stooges will lay one on you at the Red Carpet World Premiere of the Movie. Lodging and Travel to event not included.

$40,000 – Where's Your Dignity?: All of the above goodies plus lunch with the Producers and Director of the Movie. Get the inside track on making the movie and learn what goes on behind the scenes. Lodging and Travel to event not included.

$50,000 - Why Soitenly! Pack: All of the above goodies plus (Except the Producers Lunch – you'll meet them at the set) exclusive VIP visit to the set of *The Three Little Stooges Movie,* meet and greet with the Director, principal cast and take your own selfies with them. Lodging and Travel to event not included. (Limit: 10 investors).

$75,000 - Wise guy Pack: All of the above goodies plus name a character in the movie. Pick the name of a friend, relative, or some other wise guy. Keep it clean please. (Limit: 4 investors). (Your choice: Lunch with Producers as stated above; or VIP set visit; but just pick one).

$80,000 - Hello! Hello! Hello! Pack: All of the above goodies plus (Except Character Naming, Producer Lunch and VIP Set Visit) attend a special Three Little Stooges media event at the Rocket Fizz Soda Pop and Candy Shop at the famous wharf in San Francisco, California with the Three Little Stooges, get a Six-pack of Three Stooges Wise Guy Root Beer, and take selfies with the Little Stooges. (Limit: 5 investors) Lodging and Travel to event not included.

$107,000 - ALL IN Full Knucklehead: All of the above goodies plus (Except for the Rocket Fizz Candy Shop Event, Character Naming, Producer Lunch and VIP Set Visit) a walk on role in the film. Get yourself in the movie and be part of it FOREVER. Spend a day on the set (location pending), meet the Director and principal cast, have a chat, get your own selfies with them, and have a ball (Limit: 4 investors) Lodging and Travel to film location not included.

COMPANY SUMMARY

Opportunity

The Three Little Stooges Motion Picture

Three Little Stooges Productions LLC, in conjunction with C3 Entertainment, Inc. ("C3"), presents *The Three Little Stooges*, an all-new feature film written by celebrated screenwriter Harris Goldberg (*Deuce Bigalow: Male Gigolo, The Master of Disguise, Numb, The List, A Step Toward Tomorrow*). C3 is the company formed by The Three Stooges themselves in 1959 to manage The Three Stooges business. Still owned and managed by heirs of The Three Stooges, C3 formed Three Little Stooges Productions in 2016 to produce a new Three Stooges Film, *The Three Little Stooges*. The all new comedy feature is based on the classic comedy of the one of the most famous comedy teams ever, The Three Stooges. In the spirit of other live-action comedies for kids and families, *The Three Little Stooges* will provide the foundation for a new film series that chronicles the wacky and fun adventures of little Larry, Moe, and Curly as 12- to 13-year-old boys.


A publicity still from The Three Stooges short film
We Want Our Mummy (1939)

For nearly 100 years, the Three Stooges franchise has been entertaining millions of fans worldwide with a body of work consisting of over 220 Feature Films, Personal Appearances, TV Shows, and Stage Shows.[iii] The Three Stooges have maintained a strong global presence as evidenced by numerous television and home entertainment products that are still distributed to this day.

The Three Stooges were an American vaudeville and comedy act that started in 1925. Though there were several versions of the trio, Moe, Larry, and Curly were the most well known; other lineups featured a different third member following Curly's death in 1952. The Stooges are best known for their physical slapstick comedy, quick one-liners, and ridiculous storylines. Each Stooge also developed his own signature action and reaction. Moe would frequently eye-poke the others, to which the others would use the signature hand block. Moe also always slapped one of the others. Curly had a shuffle and move where he would spin on the floor, and Larry played the violin.





More recently, C3 Entertainment, in conjunction with 20th Century Fox Studios, produced *The Three Stooges Movie* in 2012. It was the first new Three Stooges film released in over 30 years. Distributed worldwide by 20th Century Fox Studios, directed by Peter and Bobby Farrelly (a.k.a. the Farrelly Brothers), and starring Sean Hayes, Chris Diamantopoulos, and Will Sasso, *The Three Stooges Movie* was the No. 1 comedy/family film its opening weekend[iv] and the No. 1 DVD title in its first week of release. Combining box office and DVD/Blu-ray sales, the film grossed over $77 million and sold over one million DVDs.[v]


The Three Stooges Movie (2012)

Following the success of the last film for The Three Stooges in 2012, C3 decided it was time for the Little Stooges to finally have their own feature film and start a new Stooge franchise called *The Three Little Stooges*. The Three Little Stooges characters are not new. They actually have been around a long time. They appeared over 80 years ago with the original Larry, Moe and Curly. Below is photo from The Three Stooges short film *Three Little Pigskins* in 1934.



Publicity still from The Three Stooges short film *Three Little Pigskins* (1934)

After a long hiatus, The Little Stooges characters appeared again as young boys for a brief time in C3's 2012 *The Three Stooges* movie.



The Three Little Stooges in *The Three Stooges* movie (2012)

Following the 2012 movie, C3 began development of the Three Little Stooges very own feature film. It was essential that little Larry, Moe and Curly carry all the characteristics of the adult Stooges. While, the all new action comedy is set in current times with the young Stooges facing the challenges youths often face, the Little Stooges address matters only the way Larry, Moe, and Curly can.

The Three Little Stooges Synopsis

The Three Little Stooges is a family film for all ages. The film begins with 12- to 13-year-old Larry, Moe, and Curly creating havoc at a beach wedding, which puts them before a mean, old judge who intends to send them away to juvenile hall. Instead, the boys are mistakenly sent to an elite private school for the rich and powerful where they befriend a fellow outcast, a young girl named Izzy. They are like fish out of water as they try to fit in with the social elite and fight to resist the school bully. They discover the school may be in trouble, and join Izzy on a mission to save the school, all the while trying to survive the no-nonsense Headmaster, Harriet "Hurricane" Snootley, and the pretentious students who want nothing more than to see them expelled.

Casting

C3 set about to cast three young boys as the new Little Stooges in a nationwide talent search. Working with Casting Director, Joey Paul Jones CSA, the company reviewed thousands of submissions, tapes, interviews and auditions until the selection was narrowed down to the final dozen candidates. C3 then conducted further interviews and test screenings before arriving at the final selection of young actors to play little Larry, Moe and Curly in *The Three Little Stooges.* Before production begins, the actor will go through an extensive "Stooge Camp" to train them to become little Larry, Moe and Curly. Mike Cerrone (*Me, Myself & Irene, The Three Stooges, Dumb & Dumber To*, and *Hall Pass*), the "Stooge Choreographer" from C3 Entertainment's last Three Stooges film, will run Stooge Camp and the principal training of the boys to transform them into the Little Stooges.

<u>Main Cast</u>

  

Liam Dow	Gordy De St Jeor	Luke Clark
(Larry)	(Moe)	(Curly)

EXECUTIVE TEAM



Earl M. Benjamin, Executive Producer: Earl Benjamin is the President and Chief Executive Officer for C3 Entertainment, Inc. He was Executive Producer on *The Three Stooges* movie in 2012, and produced that film in conjunction with 20th Century Fox Studios. He serves on the Board of Directors of C3 Entertainment and has been involved in the management of C3 Entertainment since 1996. Mr. Benjamin is an attorney and a member of the California State Bar. He earned his bachelor's degree from Ohio University and received his JD from The University of San Diego. As an attorney in private practice, he was a partner at Paul, Hastings, Janofsky, & Walker, an international law firm with more than 1,000 attorneys in offices throughout the world. Mr. Benjamin served as Executive Producer on the ABC Television Special *The Three Stooges Greatest Hits*,

The Three Stooges made-for-television movie starring Michael Chiklis, The Three Stooges syndicated television series, and *The Three Stooges 75th Year Anniversary Television Special* for NBC.



Sean McNamara, Director: Sean McNamara is director and producer of the breakout hit *Soul Surfer* (Tri-Star Pictures). He also directed and produced *Spare Parts* (Lionsgate), *The Moon and the Sun* (Focus Features), *Raise Your Voice* (New Line Cinema), *Hoove*y, *Field of Lost Shoes*, and many more feature films and television shows. Over his years in entertainment, Mr. McNamara has carved a niche for himself as a premier family film director with a keen eye for new talent. He can be credited with discovering stars such as Shia LaBeouf and launching the feature careers of Jessica Alba and Hilary Duff. To capture the essence of Mr. McNamara's skills as a director, one need not look further than critics' reviews of his latest theatrical work: *Soul Surfer*. The family drama has been well received by critics and audiences alike. Mr. McNamara has also directed and produced popular family series, such as *Even Stevens*, *That's So Raven*, and *Beyond The Break*. He is a four-time DGA Award nominee, an Emmy nominee, and a BAFTA Award winner.



Harris Goldberg, Writer: Harris is a Canadian-born director, writer, and producer. He wrote and produced the 1999 hit film *Deuce Bigalow: Male Gigolo* with Rob Schneider and the 2002 film *The Master of Disguise* with Dana Carvey. In 2007, Harris wrote and directed the independent film *Numb* starring Matthew Perry, which premiered at the Tribeca Film Festival and won best feature at the Ojai International Film Festival. Additionally, Harris wrote the award-winning Hallmark film, *A Step Toward Tomorrow,* which starred Christopher Reeve. He has also had extensive experience in the family film space with a multi-picture deal at Disney. At Disney, he wrote *I'll Be Home For Christmas* starring Jonathan Taylor Thomas and Jessica Biel as well as a sequel to the successful *Mighty Ducks* franchise.

USE OF PROCEEDS AND DISTRIBUTION

Principal casting for *The Three Little Stooges* movie has been completed with production scheduled to commence in fall 2017. The budget for production of *The Three Little Stooges* movie is expected to be $5.8 million. The approximate breakdown of the budget is as follows:

- Story development, rights, and writing of the screenplay (~$300,000)
- "Above-the-line" expenses associated with Producers, Directors, cast, travel, and lodging (~$2,000,000)
- "Below-the-line" expenses for production, crew, cameras, set design and construction, lighting, sound, electrical, costumes, make-up, location, and travel expense (~$3,000,000)
- Post production assembly and editing, music, effects, insurance, legal, accounting, finance costs, and contingency (~$500,000)

Any additional funding required to meet the film budget will come from loans, deferment of certain costs and expenses, and money resulting from tax credits and benefits secured from the film's production location. Additional equity funding may also be raised if necessary and feasible, including through the sale of additional Revenue Participation Rights. There can be no assurance the Company will be able to raise these additional funds.

The Three Little Stooges Production & Distribution Timeline



	2017						2018											
	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Complete Financing, film Credits, Bonding																		
Finalize Casting & Crew Arrange Locations																		
Script Breakdown, Legal Review & Documentation																		
Stooge Camp Training and Cast Reheasal																		
Pre-Production- Schedules, Shot List, Storyboards, Sets & Locations, Wardrobe																		
Film Production																		
Post Production- Edit and Film Assembly																		
Arrange Distribution Plans																		
Final Film Assembly- Music & Effects																		
World Movie Premeire Worldwide Release																		

Physical production will be at a location that affords tax credits and other cost savings. Potential locations include Georgia, Louisiana, British Columbia, or Toronto.Net proceeds from this offering will be applied entirely to the production budget of the movie. Additional funding for the budget will come from loans, deferment of certain costs and expenses, and money resulting from tax credits and benefits secured from the film's production location. Additional equity funding may also be raised.

Marketing

The company's current marketing strategy involves developing The Three Little Stooges brand through the following verticals:

- Website (TheThreeLittleStooges.com) and social media platforms
- Incubating The Three Little Stooges Facebook, Twitter, Instagram, and Snapchat through The Three Stooges' already established online platforms, which were accessed by over 65 million users in 2016; videos on its Facebook page alone were viewed over 65 million times
- Cross promotion on ThreeStooges.com, which had over 900,000 page views in 2016

The company is also targeting the Generation Z audience through the following strategies:

- Online and offline efforts introducing The Three Stooges brand using film clips, hashtags, catch phrases, and age-appropriate Three Stooges-licensed products, including digital "Stoogemojis," wallpapers, comic books, games, kids' t-shirts, and sneakers
- Online conversations with parents and grandparents who are niche fans about introducing The Three Stooges to younger generations
- Calls-to-action through social media
- Television broadcasts and DVD and download sales promotions of in-depth, nine-part documentary on The Three Stooges, which aired on Decades Networks in 2016 and 2017

- Early press from sources such as Variety, Hollywood Reporter, Deadline, Retail Merchandiser, Licensing Global, and Brands Media
- Promoting family outings to Three Stooges film festivals and pop culture museum exhibits

Three Little Stooges Productions also has an agreement with Rocket Fizz, a vintage candy shop. Each of the roughly 130 Rocket Fizz Soda Pop and Candy Shop locations across the country will display in-store promotional materials during the release of *The Three Little Stooges* movie and produce a special Three Little Stooges soda for sale and distribution. Rocket Fizz will also conduct a nationwide sweepstakes with the grand prize consisting of a free trip to Hollywood, California, for the world premiere of the movie.

Distribution:

The Three Little Stooges movie will be distributed worldwide, with an anticipated release date for Summer 2018. It is being produced by C3 Entertainment, Inc., which is the managing entity of Three Stooges Productions LLC. Financial commitments have already been secured in various foreign territories for distribution of the new film as the production company's International Distributer, The Exchange, has already begun pre-selling the film in foreign markets, including the Cannes International Film Festival in France.



C3 Entertainment, Inc., Production Company: C3 is a premier entertainment and media company engaged in motion picture, television, digital, and home entertainment production and worldwide distribution, as well as licensing and brand management of world-famous classic brands and personalities. C3 is The Three Stooges brand owner. It most recently produced *The Three Stooges Movie* (2012) released by 20th Century Fox Studios, *The Three Stooges 75th Anniversary Special* (2007) for NBC, and *The Three Stooges* (2003) biopic for ABC. Upcoming Three Stooges projects include an animated series and follow-up to the 2012 feature film.



The Exchange, International Distributor: Collaborative and transparent, The Exchange is a leading international sales and finance company committed to creating strong relationships between filmmakers, film financiers, and distributors through the exchange of product, information, and commerce. The company specializes in high-quality commercial films that appeal to North American audiences and the ever-evolving global film market. In less than two years, The Exchange has acquired, financed, produced, and/or sold over 140 films ranging from $5 million to $90 million, including films from Disney, Sony, Fox, and Universal.

The global film industry is projected to reach nearly $50 billion in 2020.[vi] In 2016, the global box office reached $38.6 billion in ticket sales, up 1% from 2015. The U.S./Canada box office ($11.4 billion) grew 2% while the international box office ($27.2 billion) was flat year over year. Over 1.3 billion tickets were sold last year in the U.S./Canada market, with more than two-thirds (71%) of the U.S./Canada population – or 246 million people – going to see a movie at least once in 2016.[vii]



Global Box Office – All Films (US$ Billions)

Source: *2016 Theatrical Market Statistics Report*, Motion Picture Association of America (MPAA)

Between 1995 and 2016, over 7,500 movies were released in U.S. movie theaters. Of those, only 1,010 were rated PG (13.37%), yet over 20% of domestic box office sales were generated by these family-friendly, PG-rated movies. In 2016, PG-rated movies captured its highest market share since 2010 at 28.7% of domestic box office sales, totaling over $3.2 billion.[viii] PG movies also comprised 8 of the top 25 films released in 2016, trailing only PG-13 movies (14).[ix]

Additionally, among the 25 top-grossing comedies since 1995, PG movies have generated the most in box office sales. In total, the top 25 comedies since 1995 have grossed over $5.3 billion in ticket sales (adjusted for ticket price inflation); PG movies occupy that highest market share of that total (36.6%), having grossed over $1.9 billion. PG-13 comedies were second, grossing just under $1.88 billion (35.5%).[x]

COMPARABLES

Other family comedy franchises with films similar to *The Three Little Stooges* Motion Picture, include the following:

Home Alone: Home Alone is a series of five family comedy films. The first two films, *Home Alone* (1990) and *Home Alone 2: Lost in New York* (1992), follow the adventures of Kevin McCallister (Macaulay Culkin) who gets would-be burglars Harry (Joe Pesci) and Marv (Daniel Stern) arrested using booby traps. The third film, *Home Alone 3* (1997), has a similar plot but with a different main character, Alex (Alex Linz). A television film, *Home Alone 4*, premiered on ABC in November 2002. This film featured a new cast and a different storyline. A second television film, *Home Alone: The Holiday Heist*, premiered on ABC Family in November 2012 as a part of the network's

"Countdown to the 25 Days of Christmas." The first movie, which had an estimated budget of $15 million, grossed over $476 million worldwide at the box office. The second film, with an estimated budget of $20 million, grossed over $358 million worldwide. *Home Alone III*, which was only released domestically, grossed over $30 million, but had a production budget of $32 million.[xi]

Dennis the Menace: The *Dennis the Menace* franchise is an American family comedy series based on the Hank Ketcham comic strip of the same name. The first *Dennis the Menace* adaptation was a CBS sitcom that aired from 1959 to 1963. In 1987, a *Dennis the Menace* live-action television film was released; it was later re-released on video under the title *Dennis the Menace: Dinosaur Hunter*. In 1993, the live-action *Dennis the Menace* premiered. A direct-to-video sequel called *Dennis the Menace Strikes Again* was later released in 1998 without the cast from the original film. It was also followed by a Saturday morning cartoon series called *All-New Dennis the Menace*. Other direct-to-video films include the animated *Dennis the Menace in Cruise Control* (2002) and *A Dennis the Menace Christmas* (2007). With an estimated budget of $35 million[xii], the 1993 live-action comedy grossed over $117 million worldwide at the box office.[xiii]

The Little Rascals: *Our Gang* (also known as *The Little Rascals* or *Hal Roach's Rascals*) was a series of American comedy short films created by Hal Roach about a group of poor neighborhood children and their adventures. *Our Gang* was produced from 1922 to 1944. It was syndicated for television under the title *The Little Rascals* beginning in 1955. In 1994 a live-action family comedy, *The Little Rascals*, was released by Universal Pictures. A direct-to-video sequel, *The Little Rascals Save the Day*, was released in 2014.

INVESTMENT TERMS

Security Type: Revenue Participation Rights
Round Size: Min: $50,000 Max: $1,070,000
Interest Rate: Adjusted gross proceeds sharing agreement which provides the investors – Equity Financiers – (along with any others who purchase revenue participation rights in this offering, future offerings, or previous offerings – collectively, Additional Equity Financiers) 100% of the Company's adjusted gross proceeds up to the repayment amount of 120% of their investment, and 50% of any remaining adjusted gross proceeds thereafter.

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

- First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Purchasers have received an amount equal to one hundred twenty percent (120%) of the Purchasers' financing contributions and the Additional Equity Financiers have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

- Following such time, if ever, as the Purchasers have recouped an amount equal to one hundred twenty percent (120%) of the Purchasers' financing contributions and the Additional Equity Financiers have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows:

    a. fifty percent (50%) to Producer ("Producer's Net Proceeds"); and

    b. fifty percent (50%) to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis.

c. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the Picture, now known or hereafter devised, worldwide, and throughout the length of the copyright to the Picture. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the Picture

- Any amounts used to fund production costs of the Picture

- Any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

- Tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture.

The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;

- Actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

- Ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

- Actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

- Actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.);

- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

- Any amounts required to be withheld by law;

- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

- Any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;

- Any amounts used to repay loans received in connection with the production of the Picture;

- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

- Any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

- Any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Picture.

[i] http://www.reuters.com/article/boxoffice-chart-idUSL2E8FCPDB20120415
[ii] http://www.the-numbers.com/movie/Three-Stooges-The#tab=video-sales
[iii] http://www.threestooges.com/filmography/
[iv] http://www.reuters.com/article/boxoffice-chart-idUSL2E8FCPDB20120415
[v] http://www.the-numbers.com/movie/Three-Stooges-The#tab=video-sales
[vi] https://www.statista.com/statistics/259987/global-box-office-revenue/
[vii] http://www.mpaa.org/wp-content/uploads/2017/03/MPAA-Theatrical-Market-Statistics-2016_Final.pdf
[viii] http://www.boxofficemojo.com/yearly/?view2=mpaa&chart=mpaaindex&view=releasedate&p=.htm
[ix] http://www.mpaa.org/wp-content/uploads/2017/03/MPAA-Theatrical-Market-Statistics-2016_Final.pdf
[x] http://www.the-numbers.com/market/genre/Comedy
[xi] http://www.boxofficemojo.com/movies/?id=homealone3.htm
[xii] http://thecomicscode.weebly.com/dennis-1993-ptb.html
[xiii] http://www.boxofficemojo.com/movies/?id=dennisthemenace.htm

EXHIBIT C
Financing Agreement

FINANCING AGREEMENT

The following agreement (the "**Agreement**"), dated as of _____, 2017, sets forth the understanding between Three Little Stooges Productions LLC ("**Producer**"), on the one hand, and _____ ("**Financier**"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion picture presently entitled "The Three Little Stooges" (the "**Picture**"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.   Financier Funds.

        1.1   Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with _____ Dollars ($_____) (the "**Financier Funds**"), which Financier Funds will be applied toward the production budget of the Picture.

        1.2   Producer will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, investors, etc.) (together, the "**Additional Funds**") from third party equity financiers (the "**Additional Equity Financiers**") and other sources (together, the "**Additional Financiers**"). Financier acknowledges and agrees that Additional Financiers under this Agreement may dilute the Net Proceeds available for distribution to Financier.

2.   Adjusted Gross Proceeds.

        2.1   Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

                (i)   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds and the Additional Equity Funds) and pari passu basis until such time, if ever, as Financier has received an amount equal to one hundred twenty percent (120%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

                (ii)   following such time, if ever, as Financier has recouped an amount equal to one hundred twenty percent (120%) of the Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Proceeds**", and shall be paid as follows: (a) fifty percent (50%) to Producer ("**Producer's Net Proceeds**"); and (b) fifty percent (50%) to Financier and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Financier Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

        2.2   As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the Picture, now known or hereafter devised, worldwide, and throughout the length of the copyright to the picture. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3.   Copyright.   As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4.   **Risk of Investment.**   **Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed; (iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Form C Offering Statement, a copy of which has been made available to the Financier.**

5.   Control.   As between Producer and Financier, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6. Financier's Representations, Warranties and Indemnities.

(a) Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier's ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Picture (including those described in Paragraph); (iv) Financier has obtained, to the extent Financier deems necessary, Financier's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier's financial condition and investment needs; (v) Financier and/or Financier's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier's satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

(b) Financier shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

(c) The provisions of this Paragraph 6 will survive termination of this Agreement.

7. Producer's Representations, Warranties and Indemnities.

(a) Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

(b) Producer shall indemnify, defend (at Financier's election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

(c) The provisions of this Paragraph 7 will survive termination of this Agreement.

8. Publicity.   Financier shall not have the right to issue any press releases or any other publicity with regard to the Picture.

9. Assignment.   Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10. Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the

3

third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to Louis A. Bevilacqua, BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, fax 202-869-0888, email info@bevilacquapllc.com.

11.   Miscellaneous.

(a)   It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

(b)   The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

(c)   Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Picture.

(d)   This Agreement shall be governed by the laws of the State of California applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of California, County of Los Angeles to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

(e)   This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

(f)   In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

(g)   Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

(h)   In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

4

(i)   This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

Three Little Stooges Productions LLC   [FINANCIER]

By:_____   By:_____
      Authorized Representative   Authorized Representative

EXHIBIT D

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Three Little Stooges Productions LLC
1415 Gardena Ave.,
Glendale, CA 91204

Ladies and Gentlemen:

The undersigned understands that Three Little Stooges Productions LLC, a Limited Liability Company organized under the laws of California (the "Company"), is offering up to $1,070,000.00 of Revenue Participation Rights Revenue Participation Rights (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated July 19, 2017 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on October 18, 2017, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

        ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

        iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1415 Gardena Ave., Glendale, CA 91204 Attention: Earl Benjamin
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Three Little Stooges Productions LLC
By_____ Name: Title:

EXHIBIT E

Adjusted Gross Proceeds Waterfall

Summary	Corridors (All Corridors parri Passu)	WorldWide Distribution Revenue (After film is produced and budget production costs paid)	
Reserves	**Residual Reserve**		
	SAG	5.40%	TBD
	DGA	2.90%	TBD
	WGA	2.90%	TBD
	TLS LLC Expense Reserve	2.00%	TBD
Costs and Expenses for Marketing and Distribution, Debt Repayment and Bond	**Collection Costs**		
	Freeway Entertainment-Set up Fee		$5,000
	CAM Manager Fees	0.75%	TBD
	CAM Manager Costs- Estimate		$500
	Distribution Costs		
	Foreign Sales Commision- 5% to $1.5M	5.00%	TBD
	Foreign Sales Commision- 10%, 1.5M-2M	10.00%	TBD
	Foreign Sales Commision- 15%, 2M-3.6M	15.00%	TBD
	Foreign Sales Commision- 17.5%, 3.6M-Up	17.50%	TBD
	Domestic Sales Commision	10.00%	TBD
	Marketing Costs		
	Foreign Marketing Allowance		$100,000
	Foreign Marketing Expenses-Verifiable		$75,000
	Domestic Marketing		$100,000
	Debt		
	Bank Loan		TBD
	Bank GAP		TBD
	Tax Credits		TBD
	Mezz		
	Deferments from Production costs		TBD
	Bonder		
	Estimate (if Applicable)		$400,000
Equity Recoupment	**Equity Recoupment**		
	First Democracy VC RPR Recoupment	TBD	TBD (Total Dollars Invested)
	First Democracy VC 20% Interest	20.00%	TBD
	Additional Equity Participants, if any	TBD	TBD
	Additional Equity Participants Interest	TBD	TBD
Net Proceeds	**Net Proceeds**	100.00%	Split of Net Proceeds
	Financer's Pool	50.00%	Parri Passu
	First Democracy VC RPR		
	Additional Equity Participants, if any		
	Other financiers, if any		
	Producer's Pool	50.00%	Tentative
	Cast		5.00%
	Director		5.00%
	Producers		10.00%
	Little Stooges Productions LLC		30.00%

EXHIBIT F

Investment Pitch Deck

COMING 2018

A TRIPLE HELPING OF TROUBLE

THE THREE Little STOOGES™

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We have not yet produced The Three Little Stooges movie and as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

AN ALL-NEW FAMILY FEATURE FILM

Three Little Stooges Productions, in conjunction with C3 Entertainment, presents the all-new feature film written by celebrated screenwriter Harris Goldberg and featuring 12-year-old Larry, Moe, and Curly as The Three Little Stooges. In the spirit of other great action comedies for kids and families, such as *Home Alone* and *Dennis the Menace, The Three Little Stooges* is a brand extension of the globally recognized and iconic Three Stooges® brand that is designed as an-all new feature film franchise. The first film will provide the foundation for a film series that chronicles the wacky and fun adventures of 12-year-old Larry, Moe, and Curly.

The Three Little Stooges is a family film for all ages. Of the roughly 7,500 movies released in U.S. theaters between between 1995 and 2016, only 1,010 (around 13.4%) of them were rated PG. Yet ticket sales from these films generated over 20% of the market share. In 2016, PG movies captured their highest market share since 2010 at 28.7% of domestic box office sales, totaling over $3.2 billion.[1]

Principal casting for *The Three Little Stooges* movie has been completed and production is scheduled to commence in fall 2017.

1. http://www.boxofficemojo.com/yearly/?view2=mpaa&chart=mpaaindex&view=releasedate&p=.htm

STORYLINE

Twelve-year-old Larry, Moe, and Curly create havoc at a wedding on the beach, which puts them before a mean old judge who intends to send them away to juvenile hall. Instead, the boys are mistakenly sent to an elite private school for the rich and powerful where they befriend a fellow outcast named Izzy. They are like fish out of water until they discover an evil plot to destroy the school. The Little Stooges join Izzy on a mission to stop it from happening, all while trying to survive the no-nonsense Headmaster Harriet "Hurricane" Snootley and the pretentious students who want nothing more than to see them expelled!

MAIN CAST



Liam Dow
(Larry)



Gordy De St Jeor
(Moe)



Luke Clark
(Curly)

EXECUTIVE PRODUCER



E A R L   B E N J A M I N

Earl Benjamin is the President and Chief Executive Officer for C3 Entertainment. He was Executive Producer on The Three Stooges movie in 2012, and produced that film in conjunction with 20th Century Fox Studios. He serves on the Board of Directors of C3 Entertainment and has been involved in the management of C3 Entertainment since 1996. Mr. Benjamin is an attorney and a member of the California State Bar. He earned his bachelor's degree from Ohio University and received his JD from The University of San Diego. As an attorney in private practice, he was a partner at Paul, Hastings, Janofsky, & Walker, an international law firm with more than 1,000 attorneys in offices throughout the world. Mr. Benjamin served as Executive Producer on the ABC Television Special The Three Stooges Greatest Hits, The Three Stooges made-for-television movie starring Michael Chiklis, The Three Stooges syndicated television series, and The Three Stooges 75th Year Anniversary Television Special for NBC.

DIRECTOR



S E A N   M c N A M A R A

Sean McNamara is Director and Producer of the breakout hit *Soul Surfer* (Tri-Star Pictures). He also directed and produced *Spare Parts* (Lionsgate)*, The Moon and the Sun* (Focus Features), *Raise Your Voice* (New Line Cinema), *Hoovey*, *Field of Lost Shoes*, and many other feature films and television shows. Over his years in entertainment, Mr. McNamara has carved a niche for himself as a premier family film director with a keen eye for new talent. He can be credited with discovering stars such as Shia LaBeouf and launching the feature careers of Jessica Alba and Hilary Duff. To capture the essence of Mr. McNamara's skills as a director, one need not look further than critics' reviews of his latest theatrical work, *Soul Surfer*. The family drama has been well-received by critics and audiences alike. Mr. McNamara has also directed and produced popular family series, such as *Even Stevens, That's So Raven*, and *Beyond The Break*. He is a four-time DGA Award nominee, an Emmy nominee, and a BAFTA Award winner.



WRITER



HARRIS GOLDBERG

Harris is a Canadian-born director, writer, and producer. He wrote and produced the 1999 hit film D*euce Bigalow: Male Gigolo* with Rob Schneider and the 2002 film *The Master of Disguise* with Dana Carvey. In 2007, Harris wrote and directed the independent film *Numb* starring Matthew Perry, which premiered at the Tribeca Film Festival and won best feature at the Ojai International Film Festival. Additionally, Harris wrote the award-winning Hallmark film, *A Step Toward Tomorrow*, which starred Christopher Reeve. He has also had extensive experience in the family film space with a multi-picture deal at Disney. At Disney, he wrote *I'll Be Home For Christmas* starring Jonathan Taylor Thomas and Jessica Biel as well as a sequel to the successful *Mighty Ducks* franchise.

MARKETING PLAN

AUDIENCE

- **Core** - Families and kids six to 14 years of age
- **Niche** - Millions of existing Three Stooges fans
- The Three Stooges online content (website, Facebook, Instagram, etc.) was viewed by over 65 million users in 2016

MARKETING OBJECTIVES

- **Increase Audience Engagement** - Develop and sustain connection with fan base to grow brand extension franchise
- **Traditional and Digital Media**
- **Pre-Release/Post-Release Mindsets**

KEY STRATEGIES

- **Pull tactics** - Prompting Audience Engagement to actively seek out the movie or buy licensed products
- **Media mix** - newspapers, radio, television, out of home, websites, social media, press junkets, interviews, TV appearances, events and stunts, and micro-content including serials, trailers, sneak previews, behind-the-scenes, EPK content, and PSAs
- **Brand Partnerships**
  - Giveaways
  - Events
  - Licensed products
  - Digital Media Partnerships

MARKETING PLAN
HAPPENING NOW

- **Developing the world of *The Three Little Stooges***
  - Website (**TheThreeLittleStooges.com**) and social media platforms development
  - Incubating *The Three Little Stooges* Facebook, Twitter, Instagram, and Snapchat through The Three Stooges established online platforms
  - Cross promotion of TTLS on **ThreeStooges.com**

- **Early Infiltration of Generation Z**
  - Engaging with online and offline efforts introducing The Three Stooges® brand using film clips, hashtags, catch phrases, and age-appropriate Three Stooges licensed products, including digital Stoogemojis, wallpapers, comic books, games, juvenile shirts, and sneakers
  - Active online conversations with parents and grandparents who are niche fans about introducing The Three Stooges to younger generations
  - Call-to-action through social media
  - Television broadcasts and DVD and download sales promotion of in-depth, nine-part documentary which aired on Decades Networks in 2016 and 2017
  - Early press includes Variety, Hollywood Reporter, Deadline, Retail Merchandiser, Licensing Global, and Brands Media
  - Promoting Family outings to Three Stooges Film Festivals and Pop Culture Museum Exhibits

SPONSOR AND PROMOTIONAL PARTNER



Every Rocket Fizz Soda Pop and Candy Shop across the country will display in-store promotional materials during the release of *The Three Little Stooges* movie and produce a special Three Little Stooges Soda for sale and distribution. Rocket Fizz will also conduct a nationwide sweepstakes with the grand prize consisting of a free trip to Hollywood, California, for the world premiere of the movie.

DISTRIBUTION

The Three Little Stooges movie will be distributed worldwide in all media. Financial commitments have already been secured in various foreign territories for distribution of the new film as our International Distributer, The Exchange, has already begun pre-selling the film in foreign markets, including the Cannes International Film Festival in France.



PRODUCTION COMPANY

C3 Entertainment, Inc. is a premier entertainment and media company engaged in motion picture, television, digital, and home entertainment production and worldwide distribution as well as licensing and brand management of world-famous classic brands and personalities. C3 is The Three Stooges® brand owner. C3 most recently produced *The Three Stooges Movie (2012)* released by 20th Century Fox Studios, *The Three Stooges 75th Anniversary Special (2007)* for NBC, and *The Three Stooges* (2003) biopic for ABC. Upcoming Three Stooges projects included an animated series and follow-up to the 2012 feature film.

the exchange.
INTERNATIONAL DISTRIBUTOR

Collaborative and transparent, The Exchange is a leading international sales and finance company committed to creating strong relationships between filmmakers, film financiers, and distributors through the exchange of product, information, and commerce. The company specializes in high-quality commercial films that appeal to North American audiences and the ever-evolving global film market. In less than two years, The Exchange has acquired, financed, produced, and/or sold over 140 films ranging from $5 million to $90 million, including films from Disney, Sony, Fox, and Universal.



THE BRAND

The Three Stooges is one of the most recognized comedy teams of all time. The characters have been entertaining millions of fans all around the world for nearly 100 years, with a body of work consisting of over 220 films, personal appearances, and stage shows[1] and is still shown on television and digital platforms every day. The Three Stooges has maintained a strong global presence as evidenced by numerous television and home entertainment products distributed around the world. More recently, C3 Entertainment produced, in conjunction with 20th Century Fox Studios, the comedy *The Three Stooges Movie* in 2012. Distributed worldwide by 20th Century Fox Studios, directed by Peter and Bobby Farrelly, and starring Sean Hayes, Chris Diamantopoulos, and Will Sasso, *The Three Stooges Movie* was the No. 1 comedy/family film its opening weekend[2] and the No.1 DVD in its first week of release, collectively grossing over $77 million and selling over one million DVDs.[3]

1. http://www.threestooges.com/filmography/
2. http://www.reuters.com/article/boxoffice-chart-idUSL2E8FCPDB20120415
3. http://www.the-numbers.com/movie/Three-Stooges-The#tab=video-sales



THE BRAND

The Three Stooges brand has also been utilized worldwide for the license of thousands of consumer products and services. Major commercial brands, both domestically and internationally, have used The Three Stooges in national advertising campaigns over the last fifty years, ranging from television commercials to integrated media campaigns, by brands such as McDonald's, MasterCard, Verizon, Sony, Arby's, and Fox Sports, among many others.

The Three Stooges' brand appeal cuts across multiple demographics. In 2016, Its social reach surpassed 65 million users across several countries and continents. On Facebook, its page has over 1.3 million followers and Three Stooges videos were viewed over 65 million times in 2016. Last year, The Three Stooges main website also had over 900,000 page visits.

THE THREE Little STOOGES™

C3 ENTERTAINMENT, INC.

Presents

AN ALL-NEW FAMILY FEATUE FILM

EXHIBIT G

Video Transcript

TTLS IGG Pitch Video

00:00:00 [Beginning of Recorded Material]

Moe: Hello!

Larry: Hello!

Curly: Hello!

All: Hello!

Male Voice: [00:00:05] The Three Stooges, the original kings of comedy, Larry, Moe and Curly. They've entertained generations of fans with their timeless comedy all over the world with every eye poke, slap, crash and bonk.

Earl Benjamin: [00:00:16] Hey, I'm Earl Benjamin and I'm the Executive Producer on the new Three Little Stooges movie that we're producing. I'm here at the world headquarters for The Three Stooges, C3 Entertainment, here in Glendale, California. That's right, the home of Larry, Moe and Curly, the greatest comedy team that ever lived.

[00:00:33]: Who could believe over 80 years of great comedy that people all over the world have loved for years and years and years. Over 200 feature films, TV shows, documentaries, stage shows, you name it, and these crazy characters have probably done it.

[00:00:49]: I hope you all saw the last Three Stooges film we brought out several years ago. It was a big hit and we were really excited to make the first Three Stooges film in 30 years. It was great and a lot of things came out of that movie that were really exciting. One of which, the Three Little Stooges. We had the young boys in the movie for only a few minutes but we had such tremendous response for the little guys, that we just figured hey we got to make a whole new movie out of the Three Little Stooges. So, you know what? We did! That's what we're going to do! And what we want to do, is we want to make everybody a part of it because you fans are the most important people who have loved and paid tribute to The Boys for so, so many years. It's about time you got involved in one of their movies. And what a great opportunity this is to be involved in the first Little Stooges movie featuring the guys as 13-year-old boys.

[00:01:46]: We scoured the countryside to find the right Boys to play little Larry, Moe and Curly. It just wasn't anybody. Trust me. We auditioned over 2,000 kids to play little Larry, Moe and Curly. And our search was not in vain because of all the work we did and all the Boys we auditioned and the lovely people we met along the way in all these auditions for little Larry, Moe, and Curly, we were so pleased to find just the right boys. Our juvenile Curly was a true no brainier when we saw Luke Clark. He's the perfect Little Curly. For young Larry, Liam Dow is perfect. And for Little Moe, Gordy St DeJoer really makes the mark.

[00:02:28]:   The Three Stooge Franchise has been involved in hundreds of motion pictures and TV shows and all kinds of comedy for years and years and years for generations of people. Grandpa, dads and moms, kids, a whole new generation of folks coming up that we want to be part of the great Legacy of the Three Stooges. What's not to love? It's Larry, Moe and Curly come on! You got to be part of it and we want you all to be part of this new movie that we're bringing out. For the first time, we want all the fans to come out and be part of the love that Larry, Moe and Curly and maybe you'll get slapped around a little bit! It's Larry, Moe and Curly time! The Three Stooges as young 13-year-old boys. Be part of it. There's great perks being offered and you can be part of all that nonsense and craziness that we're going to be in involved in. Come and enjoy. Be part of history.

00:03:19   [End of Recorded Material]

EXHIBIT H

Webinar Transcript

Bill Clark: Hey everyone. This is Bill Clark with MicroVentures. I'm the CEO and also, of Democracy VC, I'm the COO, that's our funding portal and partnership with Indiegogo. Very excited to present to you the Three Little Stooges movie today, and we have Earl Benjamin and Mike Cerrone. Earl is the executive producer and Mike is a writer and producer on the project. And today we are going to have them talk a little bit about this investment opportunity and then there will be a Q and A at the end. So the way that that'll work is I'll hand it off to Earl and they'll go through the webinar and if you have any questions, during that time, you can utilize the Go 2 Webinar control panel, which I believe it's on your right hand side, you can type in a question and that will come directly to me. And then, I will ask those questions to the team when they are done with the presentation, so you can shoot them over at any given time and I'll hold them until the very end. So, with that, I'll pass it off to you, Earl, thank you for joining us today and you can take it away.

Earl Benjamin: Thanks, Bill, I appreciate it very much. I'm so excited and fired up to talk to Stooge fans anywhere, everywhere they are, all over the world. We're so excited here at C3 to be getting going on our Three Little Stooges movie. It's gonna be a blast. Gonna be a lot of fun. And hopefully we can talk a lot about it today and answer any questions that anybody has. I want to thank Bill and MicroVentures for putting this together. I really appreciate it. And I want to introduce my guest here, Mike Cerrone. Say hello, Mike.

Mike Cerrone: Hello everyone. This is Mike Cerrone here.

Earl Benjamin: Mike, is an integral part of our three stooges family. Many of you probably have heard of Dumb and Dumber, Me, Myself and Irene, the Three Stooges Movie we did a few years back, Mike was involved in all of those movies, as writer, producer and also actor in some of them, and many more that I haven't mentioned, so he's a full fledged knuckle head, three stooge fan and important to the Three Little Stooges as well, which we very, very much appreciated. We're happy to have his involvement going forward in Three Little Stooges. Mike you want to say anything about Little Stooges? What do you think?

Mike Cerrone: Yeah, I think it's gonna be interesting. It's gonna be a challenge but it's gonna be interesting because it's not your basic kids movie. It's gonna be a little bit edgier because you have to stay true to the big stooges while tempering it for children. But, it will also be something that you can go to with your father or your grandfather because they'll certainly know the big stooges and this will be a nice step as far as the whole stooge franchise is concerned, this will be a great step for it to actually let kids be the three stooges, you know, and the actors, I mean, it was a long line of actors that wanted ... nobody refused auditioning for this part. So, I think it's exciting in that sense, that we're bringing it down to a kids level, yet it's not Davy and Goliath, you know, it's not going to be completely tame, but, we'll say an edgy kids movie that parents will approve of.

Earl Benjamin:	Well that's kind of the great thing about the three stooges is that the comedy goes back 100 years and the fans that we have, you know, stretch all the way to the oldest fans of all, grandparents to parents and passing the great comedy of the stooges down to their kids. So, you know, we cross all those different demographics, which makes the comedy just great because it's classic comedy, it's funny, it'll always be funny. It's certainly proved the test of time, that we've been around. I've been here at C3 for 25 years I guess. I'm one of the heirs of the stooges, and C3 as some of you probably know is owned and managed by heirs of the three stooges, so we are the keeper of the flame, and so we work very hard to keep the three stooges alive and well, in all the different three stooges productions and work that we do every day. But, it's also a lot of fun. I mean, we have fun here, because after all, it is the three stooges. Absolutely right. But I wanted to take off at something, Mike, you just mentioned in terms of picking the characters, some of you probably don't know out there that Mike was very, very instrument in auditions for the original Larry, Moe and Curly, back in the 2012 movie when we had Sean Hayes and Will Sasso and Chris Diamantopoulos. Mike, I think you were involved in all those auditions for all those actors, weren't you?
Mike Cerrone:	Yes.
Earl Benjamin:	In fact, also, truth be known that Mike was really instrumental in training those guys to make them into Larry, Moe and Curly. Without Mike, I don't think it would have happened. They were beautiful and perfect in their portrayal of Larry, Moe and Curly and Mike, you were the guy responsible for it.
Mike Cerrone:	Well, now thank you, but I had to fight with Fox because they were interested in a name. And I'm not going to mention the names, but theses were people, headline guys. That couldn't do it.
Earl Benjamin:	A plus actors, yeah.
Mike Cerrone:	A plus actors that couldn't ... that just didn't get, for example, Moe. Now, Chris Diamantopoulos, I sat there for 60 days and watched about 500 guys, and he was the guy, and they said, "Who is this guy? What did he do?" And I'm like, "What's the difference what he did? Watch him. He's Moe. Period. You said you wanted the best Moe, that was my job, that's what I brought to you." So they actually tortured us. They put us ... they made him do a screen test, we had to block off a street in the studio. He had to do a screen test, and they said, "You're right. He's Moe." You know, and I'm like, the stooges, that's the star, is the stooges, the brand. It's like, we don't need a star. Somebody nails the stooges, you look at Big Bang Theory, who were those kids before they did that? It's like, give these guys a

shot. Let's have the stooges be the stooges and not worry about names, and it turned out better. We couldn't' have gotten three better guys.

Earl Benjamin: When we ... in the last movie, the 2012 movie, we kind of introduced the little Larry, Moe and Curly in that movie, for three or four minutes. Did you work with those kids as well?

Mike Cerrone: Yeah, trying to get them not to touch their wigs. Trying to keep the moms, who were just off camera from, you know, the moms are always sticking their beak in. But, you know, as it turned out, we just needed that one shot where all their hair, they didn't touch it, they didn't move, and they just looked at the camera once and-

Earl Benjamin: You're talking about the babies?

Mike Cerrone: I'm talking about the babies.

Earl Benjamin: So the babies. I was talking about the 12 year olds.

Mike Cerrone: Oh, yeah. No, no, that was ... those kids also did a great job. And basically, you're right, that's where these kids are gonna have to pick up from. So, it takes training, it's good in the sense that they have something to mimic because we don't want an interpretation, the kid's interpretation, whether they're adults or kids, interpretation of the stooges. We want the stooges. So while it will be tough to mimic the stooges, which it is, especially Larry, you know, we ... we also have, they also have something to mimic. We have tapes to show them. We can show them exact scenes that complete the scenes in the script already, so we have training tools to train these kids to mimic the stooges, to be the stooges.

Earl Benjamin: Now you know, in the Little Stooges movie coming up, we also spent a lot of time auditioning those kids as well, I think we auditioned with our casting director about 2000 kids from all over the country.

Mike Cerrone: Chicago, New York and-

Earl Benjamin: Everywhere.

Mike Cerrone: And LA.

Earl Benjamin: Yeah, unbelievable. And we had some unbelievable kids come in, really talented kids, it was great. But still hard to find, because they're diamonds in the rough because kids of course, don't have credits, a lot of credits. Some of them have done some Disney stuff and other stuff, a little bit of work here and there, but for the most part, you're looking for that special kind of kid who kind of has that look and that ability to transform.

Mike Cerrone:	They have to get it.
Earl Benjamin:	Yeah, of course.
Mike Cerrone:	They have to get the joke and you can tell right off that they, you know-
Earl Benjamin:	Well the ones we picked, I think are perfect. Little Luke is playing Curly. I think he's gonna be a huge star when he gets older. He's got that natural gift to be able to adapt to the character, to pick the characteristics of Curly out. And that's really important, and that's really raw. That's just raw talent. And then, what we're planning on doing is putting together the stooge camp where we're going to go in for a month and just work with the boys in terms of the routines, the stooge routines, what they need to do, and Mike, you're going to be an important part of that. What are your thoughts about training little stooges?
Mike Cerrone:	You know, these kids are gonna be so eager that I don't think there's gonna be a problem. If I can get the parents out of the room, they'll be fine because they want to succeed like all actors. They have this side, dark side where the fear of failure is tremendous. And you know what, even kids as actors kind of have it. So, they're gonna be eager to please, but like I just mentioned earlier, they have something to mimic. They have something to fall back on. I've got training tapes, I've got things that they can mimic where they feel safe. They're in a safe zone. It's not like, oh, your spine wasn't in the right place. None of that BS.

It's, you either convince me that Moe said that or you didn't convince me and if not, we do it again. And they will eventually get it. I have no reservations about that. |
| Earl Benjamin: | You sound like a pretty tough trainer. |
| Mike Cerrone: | You have to be. I mean, if you want your dog to pee on the rug all the time, then just let him do it. |
| Earl Benjamin: | Well I think that's important. That's a really important part is that little Larry, Moe and Curly have to come up and they have to step up and be able to do the role, so that's really, really crucial to making that movie successful and that's what we want to do and that's why we spend the amount of time we do developing these movies.

The 2012 movie, as Mike well knows, because we were in it in the trenches together, took about 10 years to finally get it made, but that was difficult because a lot of the studios didn't get the three stooges, didn't really get the comedy- |
| Mike Cerrone: | Scheduling conflicts. |

Earl Benjamin:	We had studios go bankrupt, all the different problems you have with studios. And after that movie came out and it was very successful, it made over 80 million dollars, in all, box office and DVD sales and so forth, we have to make more, we're going to make a sequel to that movie, but not just yet. The first one we wanted to do was the Three Little Stooges because it just seems so right and so many people love the little guys from that movie. And we wanted to do it without the interference of a studio, so we wanted to do it as independent film. So that's the track we've been on for the last couple years and we're excited about doing it.

We've got a great script that we worked on for a lot of time, Mike's had some involvement in that as well. And then we've got a great director in Sean McNamara, and we're pretty much keyed up and ready to get going on this thing and hope to be in production this year because of some of the delays that we've had in terms of different things that we've run into such as financing and so forth and Indiegogo's been a little slow, which is why we've continued this raise for a few more days so that we can raise a little bit more money to get the project going. It's possible we'll be delayed into next year, but that's because the holidays are coming up in December, it's almost impossible to shoot around Christmas.

So, we have those kind of problems, but we're raring to go, we want to get this movie made, we're planning on making it and we're excited about having our fans participate and be able to invest in this movie because it is a smaller budget movie, and it gives the opportunity for everybody to be able to have some participation in a three stooges movie, how cool is that?

So, we're excited to get going and it's going to be a whole lot of fun. And Mike's going to be there, he's going to be helping all the way and getting this thing moving along. What do you say about that, Mike?

Mike Cerrone:	No, you know, I think it's a safe brand. I would encourage people to invest in it because not only is it somebody's brain child, you know, their dream come true, it also has a very solid brand behind it. So there is something ... it's like working for Coca Cola as opposed to Ralf's Beverage Company. So there is a brand there that really makes it exciting and it's known ... I think enough kids know it where they'll see other kids their age as the stooges and get a big charge out of it. You know, see kids be the three stooges will be exciting for kids. And I say the audience would be 10 years old to 40 years old. You know, and hopefully grandparents would bring their grandkids.
Earl Benjamin:	Yeah, it should be fun. We're looking forward to doing it. Bill, is it time for us to see if there's any questions out there that people have for us?
Bill Clark:	Yeah, and thanks, guys. One thing I'll just add to Mike's comment, obviously even with the known brand, there's risk that are involved, just make sure you read over the form C and understand all the risks of investing in any company, you know, and in this case, a movie before you move forward. But thanks guys, I

really appreciate you kind of outlining why you're doing this. I think there's already a few questions that have come in that I can read off. But if you do have a question, shoot it over to me and I'm happy to ask it. So, the first question, you talked a little bit about doing this movie before you do the, another three stooges movie, and you did reference the other movie was a higher budget. What, and a little bit about the independent piece, so why a lower budget for this one as compared to the previous one, which, according to this was 30 million, was it 30 million for the last one?

Earl Benjamin: Yeah. That's a good question and it goes into the basic difference between a studio film, if you will, and an independent film. Generally, you're going to find a studio film to be much, much more expensive than an independent film, hence the reason why we have the independent film market is because they are less expensive than studio films. Because studios have a lot of overhead, they have a lot of resources, they have a lot of people, they have worldwide office and so forth. Now, that's great if you're making Spider Man or some Guardians of the Galaxy movie where you're going to invest 200 million dollars in your movie and you need that kind of infrastructure to one, make the movie because it's got all the special effects and all those expensive actors and you want to have a worldwide push, all over the globe for that.

That's just a different kind of model, different kind of set up that the studios offer. And an independent film is, by nature, it's a little bit more closed if you will in terms of producing it. You're not going to be flying all over the world with space ships and rocket men and special effects and bombs and all that kind of stuff going off. And that's true of Little Stooges, too. We don't have big expensive actors, we have kids who get paid well for what they're doing, but they're not-

Bill Clark: The above the line costs will be significant less.

Earl Benjamin: Yeah, exactly, and even below, because you're not going to take that many days to produce it in a smaller kind of movie like this. But what's great about a comedy is you don't need all kids of great special effects and bombs going off and people flying around. And that's the difference of a comedy. So like the stooge's movie we did, because it was a studio movie, was like a 30 million dollar budget. It wasn't 100 million, which you have if it was Fast and Furious. So those are some of the distinctions you have of independent verses studio.

Bill Clark: Okay. Great thank you for that. So the next question I have is around the structure of the deal and I know that this has been a cause of a lot of questions and it does tend to get a little bit complicated when you're talking about movie financing and investing in a movie and how you get paid. Without going into the point by point, Earl, on this, could you just kind of do a high level discussion, of like how it works, and then I'll just tell everyone if you have questions about the structure, we have the structure and the waterfall of how you get paid back, which is in the form C, and so you can read through that. But Earl, can you just walk through just the high level of it?

Earl Benjamin:	Of course. It's difficult and I get it, why people have a lot of questions. This is a graduate level course in entertainment law at college or law school. You'll understand it's very, very complex. These contracts are three inches thick that you get and it goes through all this different stuff, but basically, you have equity financing, you have debt financing, those are kind of your two main components of financing mechanisms. And when somebody comes in and put equity in, equity by nature means ownership. That is like a bank loan. They don't have ownership but they have interest, and so, a debt financier puts money in, they expect to take less risk because they're a lender, not an owner, and they expect a higher interest rate because movie financing necessarily is a higher risk business for banks. They don't really understand it anyways. But they expect a higher interest rate I guess because they don't understand it. If that makes any sense.

The equity financier is an owner. Like the case of the Indiegogo financiers, they're considered equity financiers. You take a small ownership position in a movie, you expect a certain return on your money but at the same time, you have at the end of the day, an ownership interest. Like if you have a house that you own, equity in your house and the lender comes along and he may loan money to buy a house, maybe 80%, 70%, whatever and he expects an interest rate, but he doesn't have an ownership interest in your house. When you go to sell the house, if you make money on it, or lose money, it's up to you. You get the money if you are lucky enough to sell for higher, or if you lose and sell lower, you get the loss. So that's the difference of course between equity and debt financing.

In addition to that, there are other factors that come into play. Many different locations of where you produce your movie, have tax credits, tax incentives. Which provide very lucrative amounts of money for you to produce your movie, say in Canada, or in Atlanta, which is where we made our last movie. You can make, you can receive a return of as much of a third of your movie, 30% or better in some cases on the amount of money that's invested in the movie. Now, it's a little complicated again because tax credits have to be sold back, and people who need the tax credits, you have to sell them and there's discounts and so forth, so it gets a bit complicated in that regard.

We have chosen to do independent film, which financing has to be obtained to do that and we're looking to equity financiers and we're looking to debt financiers both. Each has different requirements. The lender, of course, wants to make sure there's equity base in there, from which they're going to lend against. Equity wants to make sure that there's other sources of financing, such as debt financing, or financing from say, Indiegogo, which is what we're looking for, for a piece of the equity financing on the movie.

So, we have located all those pieces of the movie, but they all have to be fit together as kind of like a puzzle. You gotta put all the pieces together. And so, we're in the process of putting those pieces together and Indiegogo and this financing is an important piece of that so that the other lenders can look at it and say, "Okay, we see that there's money coming in there from the Indiegogo financiers so we'll put our money it." So it's a bit of a challenge to do it, but it's something that, that's what we do and we're confident that we're on the right course. We extended Indiegogo a little bit more so MicroVentures was kind enough to extend it so that we can hopefully raise a little bit of additionally financing to get to the end of the day where we can get this movie made, which is what we all want to do. That's when we can all have some fun, make some money.

Bill Clark: Great, thank you. That's a good, good high level overview of it and I'll just remind everyone to look at the waterfall if you have any additional questions and then, there is the investor discussion section if there's a specific question that you have. And those go directly to Earl and he's been great at responding. The next question is around communication of the movie process once the investment is made. So let's just assume, so we have to make a couple of assumptions here. One, we have a successful campaign, through the portal. And then you are able to get the remainder of the funding. What's the communication level back to the investors as far as the process and the timeline and keeping them engaged? Will you be doing that and how do you kind of envision that? And one thing I'll just add to that question is that MicroVentures does have a protal to help you with getting the message out to people, but obviously updates are appreciated, so that's what this questions about.

Earl Benjamin: Well absolutely we want to keep in touch with the investors. I think probably the best way to do it is through email, some sort, as opposed to the old fashioned mail. But we can definitely easily do that with email. Hopefully everybody's got email, I think they do. And we would do that on a regular basis and once you're part of the stooge family, everybody can come by and visit the stooge headquarters here in Glendale, we welcome you to come by.

Mike Cerrone: Once we set up office though, there will be a girl, it's usually a girl because they're way better typists than guys are-

Earl Benjamin: Now were did you get that from? Come on now.

Mike Cerrone: But no, but-

Bill Clark: There will be a person.

Mike Cerrone: There is somebody to address questions and when you establish the LLC, whatever and then you put it up, you know, I remember years back being on independent movies, they actually had a news flyer that they would mail to people and it was all about the movie and the progress, where we're at now, where we were at last week, and where we'll be next week. But now it will be done on the internet and there's always somebody in the office, usually in the finance or accounting office, wherever you set up shop, whether it be Atlanta or

Toronto, whatever. And somebody's there to handle that. So that's another piece that you'll find on the crew.

Bill Clark: Okay, so we'll just say then, quarterly updates as progress is being made, you'll be providing details. I don't think we definitely don't want you to have to over commit to providing too many updates. Obviously more is better but I think that on a quarterly basis, that's definitely doable. Maybe providing some pictures or some clips if you have them.

Earl Benjamin: Absolutely. Yeah, absolutely. Absolutely.

Bill Clark: In a private nature, so it's not getting out to the public, but-

Earl Benjamin: For sure.

Bill Clark: Okay. Somebody is asking, saying that we did not discuss the structure of this deal. I guess, if the question wasn't answered, this is an equity position and it's a share of the proceeds. So there's a waterfall. That waterfall is in the form C, and that waterfall gets paid back to debt holders, equity holders, producers, sales agents, I don't know, there's a whole list of them, and that's ... which is pretty common in the industry and you can go through that and you can see how that all falls out, but it's too much to kind of go through in a webinar.

Earl Benjamin: That's why I was saying it's a ... movie financing is a complex subject matter. And we try to outline in the documents that are online, everything that's in there, and I'm happy to answer questions but without a chalkboard and an hour, I don't know that I could actually go through all the fine details of the financing.

Bill Clark: Yeah. Okay. Sure, so the next question, and this is the last one for right now, unless anyone has any others. Would you consider, or would you reconsider letting investors get a cut of the Three Little Stooges merchandise since we're paying for the creation of those characters?

Earl Benjamin: Well, we are always open to reconsider things, but it's not expected there's going to be a significant amount of Little Stooges merchandise because it's a smaller movie, it's not a 100 million dollar movie that's going to launch that kind of campaign. So, that's not something we've been looking at. There's no program to go out and sell that merchandise. There's nothing set up to do that.

Mike Cerrone: The investment of making a whole line of little stooges stuff, too would be, almost never overcome the cost, so-

Earl Benjamin: You would have to, you know, if the movie, you know, made 100 million dollars, than that's something that could be explored, but at this point, it's not something that we're looking at.

Bill Clark:	Okay. So we have a distribution question. Is there distribution in place and will it be released locally or nationwide initially, internationally? Do you want to just describe and talk a little bit about that?
Earl Benjamin:	It'll be released everywhere. The distribution platforms that are typically used are international, domestic, and of that, it's theatrical, and then it's some form of ... it used to be home entertainment, but that market is changing very rapidly in terms of DVDs and digital platforms. But we have, I think it's explained in the documents online, a foreign distribution deal in many of those territories, or some of the territories I think have already been pre sold and the international distributor has estimated a substantial amount of foreign sales, all over the world because our brand is truly a worldwide brand. It covers the world. So we did that first because it forms a basis for the financing package. It gives the people financing and the movie comfort that there's going to be a significant sell of the movie overseas.
	On the domestic side, we've talked to various domestic distributors. We haven't done a deal yet because we think we can get a much better deal once we get the movie produced. And so we're kind of holding back on that to get the best deal once the movie gets produced and it will be released domestically as well. All over the world.
Bill Clark:	Okay. Great thank you. Well, that is the last of the questions, so once again, Earl and Mike I really appreciate you guys spending the time, going over everything. Investors that are on this webinar, thank you for your time and for asking questions. This is being recorded so if you missed anything you can go onto our website and by the end of today it should be up there. And if you are watching this as a recording and you have questions, just please go to the discussion section and ask away and this will be open for approximately 30 more days and there's 121,000 raise, we would love to get it up to the million dollar range. Takes a lot of outreach and a lot of investor participation so we'd appreciate it if you'd get the word out. I know Earl and Mike would, too. So, with that, I'll leave it to you guys for the last word and then, we'll end it.
Earl Benjamin:	Well, I want to thank everybody for tuning in and listening. We certainly appreciate your time, and we hope that you'll find a way to invest, whatever you can, whatever is affordable for you. We try to make it affordable. We're very anxious to get going, be a part of it, it's going to be a lot of fun along the way, and hopefully we're gonna make a lot of money. I know Bill doesn't want me to say that but-
Bill Clark:	Yeah. The key is hopefully, and there's obviously risks involved in that.
Earl Benjamin:	All right, but that's my hope. Mike, what do you say?
Mike Cerrone:	You know, I just say it's, you know, an investment, especially right now with the hurricanes going on, et cetera, there are more important things to think about,

and people have been donating really generously, you know, it's good to see America standing behind Americans. But, you know, this would be pure fun. This is something that is a change and God bless those people and keep that money coming there, but you know what, just to get away for some good clean fun, this would be an enjoyable little venture.